TELEPHONE: 1-212-558-4000 FACSIMILE: 1-212-558-3588 WWW.SULLCROM.COM	125 Broad Street New York, New York 10004-2498 LOS ANGELES • PALO ALTO • WASHINGTON, D.C. BRUSSELS • FRANKFURT • LONDON • PARIS BEIJING • HONG KONG • TOKYO MELBOURNE • SYDNEY

November 19, 2021

Via Email and EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Office of Manufacturing

100 F Street N.E.

Washington, D.C. 20549

Attention:	Mr. Perry Hindin Mr. Jay Ingram

Re:	Ermenegildo Zegna Holditalia S.p.A. Amendment No. 2 to Registration Statement on Form F-4 Filed November 2, 2021 File No. 333-259139

Dear Mr. Hindin and Mr. Ingram:

On behalf of our client, Ermenegildo Zegna Holditalia S.p.A. (the “Registrant”), we are writing to respond to the letter, dated November 16, 2021 (the “Comment Letter”), from the Staff of the Securities and Exchange Commission (the “Commission”) regarding the above-referenced Amendment No. 2 to Registration Statement on Form F-4 (the “Registration Statement”) filed on November 2, 2021. Investindustrial Acquisition Corp. (“IIAC”) is in the process of restating its financial statements. Therefore, the Registrant will file Amendment No. 3 to the Registration Statement (the “Amended Registration Statement”) within the next several days once the restatement is completed. To facilitate the Staff’s review of the Registrant’s responses to the Comment Letter, attached is a marked copy of the section “Unaudited Pro Forma Condensed Combined Financial Information” showing the changes that the Registrant intends to make to address the Staff’s comments as compared to the November 2, 2021 filing.

U.S. Securities and Exchange Commission November 19, 2021	-2-

The Registrant appreciates the Staff’s review of the Registration Statement and looks forward to working with the Staff to resolve any remaining Staff’s comments as soon as practicable to facilitate the completion of the Registrant’s business combination before the end of the year. For the Staff’s convenience, the Registrant has reproduced the Staff’s comments made in the Comment Letter below in bold and provided its responses below each comment. Capitalized terms that are in this letter but not defined herein have the meanings assigned to them in the Registration Statement.

In addition to the responses to the Staff’s comments, the Amended Registration Statement will also include updates to the information in the prospectus previously filed, including changes resulting from the restatement of IIAC’s financial statements to reclassify certain of IIAC’s outstanding shares that are subject to redemption from permanent equity to temporary equity. In response to certain comments, the Registrant has agreed to change or supplement the disclosures in the Registration Statement. It is doing so in order to address the Staff’s views in a constructive manner and not because the Registrant believes its previous submissions or other public disclosures were deficient or inaccurate in any respect. Accordingly, any changes that will be reflected in the Amended Registration Statement, or any changes implemented in future filings, should not be taken as an admission that prior disclosures were in any way deficient or inaccurate.

The Registrant understands that the Staff’s comments, even where the Staff requests or suggests a disclosure change, are based on the Staff’s understanding of information available to it, which may be less complete than the information available to the Registrant. Accordingly, the Registrant understands that those Staff comments may be withdrawn or modified based on the additional explanation or information provided by the Registrant.

Notes to Unaudited Pro Forma Condensed Combined Financial Information

1. Basis of Presentation, page 212

1.

Please revise the disclosures related to the Deal-Contingent Forward to more fully address the following: explain why IIAC entered into the agreement; explain how the agreement will be accounted for; explain the potential risks and consequences of the agreement; and quantify the current impact of the agreement on the pro forma financial statements, including the potential impact of changes in the exchange rate prior to the Close.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure in the section “Unaudited Pro Forma Condensed Combined Financial Information” as reflected in the attached pages.

U.S. Securities and Exchange Commission November 19, 2021	-3-

4. Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

Adjustment (M), page 220

2.

We note your response to prior comment 4, including the reconciliations of Adjusted Historical IIAC to Net Assets of IIAC at June 30, 2021; however, it appears to us that Total assets, under both the no redemption and maximum redemption scenarios, should reflect the total assets of IIAC presented in their balance sheet at June 30, 2021.

Response:

In response to the Staff’s comment, the Registrant has revised the disclosure in the section “Unaudited Pro Forma Condensed Combined Financial Information” as reflected in the attached pages.

IIAC Unaudited Financial Statements, page F-2

3.	Please provide updated unaudited interim financial statements for IIAC. Refer to General Instruction C.1(d) of Form F-4.

Response:

In response to the Staff’s comment, the Registrant will provide in the Amended Registration Statement the unaudited interim condensed consolidated financial statements of IIAC as of September 30, 2021, and for the three and nine months ended September 30, 2021.

U.S. Securities and Exchange Commission November 19, 2021	-4-

*                *                 *

Any questions or comments with respect to the Amended Registration Statement may be communicated to the undersigned (tel: 212-558-3109 or email: millersc@sullcrom.com).

Very truly yours,

/s/ Scott D. Miller

Scott D. Miller

cc:	Dale Welcome

Anne Mcconnell

(U.S. Securities and Exchange Commission)

Gianluca A. Tagliabue

Delphine Gieux

(Ermenegildo Zegna Holditalia S.p.A.)

Andrea Cicero

(Investindustrial Acquisition Corp.)

Christian O. Nagler

Cedric Van den Borren

(Kirkland & Ellis LLP)

Enclosure

UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

Introduction

The following unaudited pro forma condensed combined financial information (the “unaudited pro forma condensed combined financial information”) is provided for illustrative purposes only and should not be considered an indication of the results of operations or financial position of Zegna following the Business Combination.

The following unaudited pro forma condensed combined statement of financial position as June 30, 2021 combines the historical statement of financial position of IIAC as of June 30, 2021 with the historical consolidated statement of financial position of Zegna as of June 30, 2021, giving pro forma effect to the Business Combination and the PIPE Financing, as if they had occurred as of June 30, 2021.

The following unaudited pro forma condensed combined statement of profit and loss for the six months ended June 30, 2021 combine the historical statement of operations of IIAC for the six months ended June 30, 2021, and the historical consolidated statements of operations of Zegna for six months ended June 30, 2021, giving pro forma effect to the Business Combination and the PIPE Financing as if they had occurred on January 1, 2020, the beginning of the earliest period presented in this proxy statement/prospectus.

The following unaudited pro forma condensed combined Statement of profit and loss for the year ended December 31, 2020 combine the historical statement of operations of IIAC for the year ended December 31, 2020, and the historical consolidated statements of operations of Zegna for year ended December 31, 2020, giving pro forma effect to the Business Combination and the PIPE Financing as if they had occurred on January 1, 2020, the beginning of the earliest period presented in this proxy statement/prospectus.

The unaudited pro forma condensed combined financial statements have been derived from:

•

the IIAC Annual Financial Statements and the IIAC unaudited condensed financial statements as of June 30, 2021, and for the three and six months ended June 30, 2021 included elsewhere in this proxy statement/prospectus; and

•	the Zegna Annual Consolidated Financial Statements and the Zegna Semi-Annual Unaudited Condensed Consolidated Financial Statements included elsewhere in this proxy statement/prospectus.

This information should be read together with the consolidated financial statements of Zegna as of and for the year ended December 31, 2020 and its related notes and the unaudited condensed consolidated financial Statements as of and for the six months ended June 30, 2021 and its related notes and the consolidated financial statements of IIAC as of and for the year ended December 31, 2020 and its related notes and the unaudited condensed consolidated financial statements as of and for the six months ended June 30, 2021 and its related notes, “Zegna’s Management’s Discussion and Analysis of Financial Condition and Results of Operations,” “IIAC’s Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other financial information included elsewhere in this proxy statement/prospectus.

References to the “Combined Company” in this section “Unaudited Pro Forma Condensed Combined Financial Information” are to Zegna following the consummation of the transactions contemplated by the Business Combination Agreement.

Description of the Business Combination

On July 18, 2021, IIAC, Zegna and Zegna Merger Sub entered into the Business Combination Agreement. As a result of the transactions contemplated by the Business Combination Agreement, (i) Zegna will effect a cross-border conversion and will transfer its legal seat from Italy to the Netherlands and be organized as a Dutch public limited company and (ii) Zegna Merger Sub will merge with and into IIAC, with IIAC as the surviving company in the Merger. Following the Closing, the Zegna Shareholders will hold 155,400,000 Ordinary Shares (excluding any Ordinary Shares purchased in the PIPE Financing and management grants). As part of the Merger, each Class A Share and Class B Share of IIAC issued and outstanding immediately prior to the Effective Time will remain outstanding as one ordinary share of the Surviving Company for further contribution as a contribution in kind to Zegna in consideration for one ordinary share in the share capital of Zegna. As a result of the Conversion, each Ordinary Share shall have a nominal value of €0.02 per share.

Zegna and IIAC also entered into certain PIPE Subscription Agreements, each dated July 18, 2021, with the PIPE Investors, pursuant to which, and subject to the terms and conditions thereto, the PIPE Investors agreed to subscribe an aggregate of 25,000,000 Ordinary Shares at the Closing for an aggregate purchase price of $250,000,000. The PIPE Financing will be consummated immediately following the Effective Time, as part of the Closing.

Pursuant to the Business Combination Agreement each of the following transactions will occur, in the following order:

•

On the Closing Date prior to the Effective Time, Ermenegildo Zegna Holditalia S.p.A. will implement a cross-border conversion, by means of the execution of a Dutch notarial deed of cross-border conversion and amendment of its articles of association, and transfer its legal seat from Italy to the Netherlands and be organized as a Dutch public limited liability company (naamloze vennootschap), upon which Ermenegildo Zegna Holditalia S.p.A. will change its name to Ermenegildo Zegna N.V.

•

In connection with the Conversion, Zegna will undergo a share split, or any other transaction or share reorganization with a similar effect, to ensure that immediately following the Closing, the Zegna Shareholders will hold 155,400,000 Ordinary Shares;

•

On the Closing Date following the Conversion and prior to the Effective Time, Strategic Holding Group S.à.r.l., an affiliate of the IIAC Sponsor shall purchase from IIAC and IIAC shall issue to such purchaser 22,500,000 Class A Shares for an aggregate purchase price of €184,500,000 (approximately $219,300,000 at the Balance Sheet Exchange Rate), subject to adjustment in accordance with the terms of the Forward Purchase Agreement; Pursuant to the FPA Amendment, if, at the closing of the Transactions, the effective issue price per share would be less than $9.65, then the purchase price for shares under the FPA Purchase will be increased to a Euro amount such that the effective issue price per share is equal to at least $9.65.

•

At the Effective Time, Zegna Merger Sub will merge with and into IIAC, with IIAC as the surviving company in the merger, and (i) each share in the capital of Zegna Merger Sub issued and outstanding immediately prior to the Effective Time will be automatically cancelled and extinguished and converted into one ordinary share in the share capital of the Surviving Company, (ii) each Class A Share and Class B Share of IIAC issued and outstanding immediately prior to the Effective Time will remain outstanding as one ordinary share of the Surviving Company for further contribution as a contribution in kind to Zegna in consideration for one ordinary share in the share capital of Zegna, (iii) each outstanding IIAC Public Warrant that is outstanding immediately prior to the Effective Time will automatically cease to represent a right to acquire one Class A Share and shall automatically represent, at the Effective Time, a right to acquire one Ordinary Share on the same contractual terms and conditions as were in effect immediately prior to the Effective Time under the terms of the Warrant Agreement, and (iv) each outstanding IIAC Private Placement Warrant to acquire one IIAC Ordinary Share that is outstanding immediately prior to the Effective Time will be exchanged, at the Effective Time, for the issuance of a Zegna Private Placement Warrant representing a right to acquire one Ordinary Share on the same contractual terms and conditions as those of the IIAC Private Placement Warrants as were in effect immediately prior to the Warrant Agreement Amendment;

•	Immediately following the Effective Time, Zegna will consummate the PIPE Financing;

•

After the consummation of the PIPE Financing, the Surviving Company shall distribute an amount of cash equal to the Capital Distribution Amount to Zegna by way of a return of capital distribution under Cayman Islands law; and

•

Promptly following the capital distribution, Zegna shall acquire 54,600,000 Ordinary Shares from Monterubello, in exchange for the Cash Consideration. Immediately prior to the Share Repurchase, Monterubello will own 204,334,550 Ordinary Shares (which in a no redemption scenario would represent approximately 66.2% of the issued and outstanding Ordinary Shares), while as a result of the Share Repurchase it will own 149,734,550 Ordinary Shares (representing approximately 58.9% of the Ordinary Shares issued and outstanding in a no redemption scenario). The Share Repurchase is intended to reduce the equity stake of Monterubello (the holder of 97.3% of the outstanding Zegna shares immediately prior to the Closing of the Business Combination) and increase the relative equity stake of the new Zegna shareholders following the Closing. Zegna and IIAC agreed to the €455 million of Cash Consideration in the Business Combination Agreement, and it represents the pro rata portion (corresponding to the equity stake being sold by Monterubello) of the agreed €1.75 billion pre-money equity value at an implied share price of $10.

For more information on the Business Combination, please see the sections entitled “The Business Combination” and “The Business Combination Agreement and Ancillary Documents”.

In connection with the consummation of the Business Combination, the Sponsor, the FPA Purchaser, the Other Class B Shareholders and the Zegna Shareholders will enter into the Lock-Up Agreements. See “The Business Combination Agreement and Ancillary Documents—Lock-up Agreements”.

Accounting for the Business Combination

The Business Combination will be accounted for as a capital reorganization in accordance with IFRS. Under this method of accounting, IIAC will be treated as the “acquired” company for financial reporting purposes, and the Company will be the accounting “acquirer”. Accordingly, for accounting purposes, the Business Combination will be treated as the equivalent of the Company issuing shares for the net assets of IIAC, accompanied by a recapitalization. The net assets of IIAC will be stated at historical cost, with no goodwill or other intangible assets recorded.

The Company has been determined to be the accounting acquirer based on the evaluation of the following facts and circumstances:

•	Zegna’s shareholders will hold a majority of the voting power of the Combined Company;

•	Zegna’s operations will substantially comprise the ongoing operations of the Combined Company;

•	Zegna’s designees are expected to comprise a majority of the governing body of the Combined Company;

•	Zegna’s senior management will comprise the senior management of the Combined Company; and

•	Zegna is the larger entity, in terms of substantive operations and employee base.

It has been determined that IIAC does not meet the definition of a “business” pursuant to IFRS 3 Business Combinations, hence the transaction is accounted for within the scope of IFRS 2 (“Share-based payment”). In accordance with IFRS 2, the difference in the fair value of the Company equity instruments deemed issued to IIAC shareholders, over the fair value of identifiable net assets of IIAC represents a service for listing and is accounted for as a share-based payment which is expensed as incurred.

Basis of Presentation

The Zegna Annual Consolidated Financial Statements have been prepared in accordance with IFRS as issued by the IASB and in its presentation currency of the Euro. The Zegna unaudited condensed consolidated financial Statements as of June 30, 2021 have been prepared in accordance with IAS 34, Interim Financial Reporting. The IIAC Annual Financial Statements have been prepared in accordance with U.S. GAAP in its presentation currency of the U.S. Dollar. The condensed combined pro forma financial information reflects IFRS, the basis of accounting used by the registrant, Zegna, and the historical financial information of IIAC has been adjusted to give effect to the differences between U.S. GAAP and IFRS for the purposes of the unaudited condensed combined pro forma financial information (see Note 2 – IFRS Policy and Presentation Alignment). For purposes of preparing this presentation the historical statement of financial position of IIAC has been translated into Euros at the rate in effect on June 30, 2021 of $1.00 to €0.8415, the historical statement of operations of IIAC for the six months ended June 30, 2021 has been translated into Euros using the average exchange rate for the period from January 1, 2021 through June 30, 2021 of $1.00 to €0.8297 and the historical statement of operations of IIAC for the year ended December 31, 2020 has been translated into Euros using the average exchange rate for the period from September 7, 2020 (inception) through December 31, 2020 of $1.00 to €0.8410. The unaudited pro forma condensed combined financial information is presented in thousands and the footnote figures are presented in millions.

In anticipation of the transactions contemplated by the Business Combination Agreement, IIAC entered into a deal-contingent foreign exchange forward transaction (the “Deal-Contingent Forward”) with Goldman Sachs International pursuant to which IIAC will be required to deliver a specified amount of U.S. Dollars in exchange for €305,000,000 contemporaneously with the Closing, if the Closing occurs by April 18, 2022. Subject to certain customary exceptions, if the Closing does not occur by this time, IIAC will have no liability to Goldman Sachs International. The Deal-Contingent Forward may be assigned to the Company prior to or contemporaneously with the Closing. Under the Deal-Contingent Forward, the foreign currency exchange rate to be paid as of the last business day in November 2021 would be $1.1930 per €1.00. This rate has been applied to convert certain transaction expenses estimated to be paid or incurred in connection with the deal as presented and described in the unaudited condensed combined pro forma financial statements.

In anticipation of the transactions contemplated by the Business Combination Agreement, on November 3, 2021 Zegna acquired a deal-contingent option (the “Deal-Contingent Option”) from a bank counterparty pursuant to which Zegna will have the right, but not the obligation, to exchange $130 million for Euros at an exchange rate of $1.19 per Euro, contingent on the Closing of the Business Combination. The Deal-Contingent Option is set to expire on January 14, 2022. Subject to certain customary exceptions, Zegna will pay the premium to acquire the option only if the Closing occurs. The Deal-Contingent Option is intended to hedge currency risk for the distribution of Euros by locking in the strike exchange rate of $1.19 per Euro.

The adjustments presented on the unaudited pro forma condensed combined financial information have been identified and presented to provide an understanding of the Combined Company upon consummation of the Business Combination for illustrative purposes.

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X as amended by the final rule, Release No. 33-10786 “Amendments to Financial Disclosures about Acquired and Disposed Businesses.” Release No. 33-10786 replaces the existing pro forma adjustment criteria with simplified requirements to depict the accounting for the transaction (“Transaction Accounting Adjustments”) and present the reasonably estimable synergies and other transaction effects that have occurred or are reasonably expected to occur (“Management’s Adjustments”). Zegna has elected not to present Management’s Adjustments and will only be presenting Transaction Accounting Adjustments in the unaudited pro forma condensed combined financial information. The historical financial information has been adjusted to reflect the pro forma adjustments that are directly attributable to the Business Combination and the PIPE Financing.

The unaudited pro forma condensed combined financial information is for illustrative purposes only and is not intended to represent or be indicative of the consolidated results of operations or financial position that would have been reported had the Business Combination been completed as of the date presented, and should not be taken as representative of the future consolidated results of operations or financial position of the Combined Company following the Business Combination. The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an accurate understanding of the Combined Company after giving effect to the Business Combination. The financial results may have been different had the companies been combined for the referenced period. Zegna and IIAC have not had any historical relationship prior to the Business Combination. Accordingly, no pro forma adjustments were required to eliminate activities between the companies.

Zegna’s and IIAC’s management believes this unaudited pro forma condensed combined financial information to not be meaningful given the combined entity incurred significant losses during the historical period presented

The unaudited pro forma condensed combined financial information has been prepared assuming two alternative scenarios regarding redemption of Class A Shares into cash:

•	Scenario 1 – No Redemptions: This presentation assumes that no IIAC shareholders exercise redemption rights with respect to their Class A Shares upon consummation of the Business Combination;

•

Scenario 2 – Maximum Redemptions: This scenario assumes that IIAC shareholders redeem 25,250,000 of the outstanding Class A Shares (approximately 62.7% of the outstanding Class A Shares) for their pro rata share of the cash in the Trust Account for aggregate redemption payments of €212.5 million ($252.5 million) at a redemption price of approximately $10.00 per share (€8.42 per share) based on the investments held in the Trust Account as of June 30, 2021. The maximum redemption scenario is based on the defined Aggregate Transaction Proceeds of €184,500,000 and $400,000,000, which subject to the application of the Deal-Contingent Forward, is approximately €519,900,000 ($619,300,000) consisting of (i) the cash held in the Trust Account after giving effect to the IIAC shareholder redemptions, (ii) the proceeds from the Forward Purchase and (iii) the Aggregate PIPE Proceeds. Scenario 2 includes all adjustments contained in Scenario 1 and presents additional adjustments to reflect the effect of the maximum redemptions.

The foregoing scenarios are for illustrative purposes only as the actual number of redemptions by IIAC’s public shareholders is unknowable prior to the deadline for the exercise of redemption rights with respect to Class A Shares (which is two business days before the initial date of the General Meeting). Accordingly, the actual financial position and results of operations may differ significantly from the pro forma amounts presented herein.

The following table summarizes the number of Ordinary Shares outstanding under the two redemption scenarios (excluding the Escrowed Shares from the computation of Ordinary Shares outstanding):

Shareholders	No Redemptions		Maximum Redemptions
	Ownership in Voting Shares	% Voting Shares Outstanding	Ownership in Voting Shares	% Voting Shares Outstanding
Zegna Shareholders(1)(2)	155,400,000	62.4%	155,400,000	69.4%
IIAC Public Shareholders	40,250,000	16.2%	15,000,000	6.7%
IIAC Sponsor(3)	27,531,250	11.1%	27,531,250	12.3%
PIPE Investors	25,000,000	10.0%	25,000,000	11.2%
Management Grants(4)	900,000	0.4%	900,000	0.4%

	249,081,250	100.0%	223,831,250	100.0%

(1)	Excludes shares to be issues to certain Zegna Shareholders in connection with the PIPE Financing or as management grants.

(2)	Reflects the Share Repurchase, whereby at the Closing Zegna will repurchase 54,600,000 Ordinary Shares from Monterubello in exchange for the Cash Consideration.
(3)

Includes shares to be issued to the IIAC sponsor, to the FPA Purchaser and to the Other Class B Shareholders but excludes (i) shares to be issued to them in connection with the PIPE Financing and (ii) the Escrowed Shares, which are subject to release if certain targets are attained, as further described under “Shares Eligible For Future Sale—Escrowed Shares”.

(4)

Includes shares to be issued to management that are not subject to vesting conditions but excludes shares to be issued to Management which are subject to certain vesting conditions, as further described under “Board of Directors and Senior Management of Zegna After the Business Combination—Zegna Historical Compensation—IPO Performance Bonus”.

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF FINANCIAL POSITION AS OF JUNE 30, 2021

					Transaction Accounting Adjustments
							Scenario 1—Assuming No Redemptions			Scenario 2—Assuming Maximum Redemptions
(in € thousands)	Zegna Historical IFRS	Zegna Disposal	Adjusted Zegna IFRS	Adjusted IIAC Historical	Share Repurchase		Other Transaction Accounting Adjustments		Pro Forma Combined	Other Transaction Accounting Adjustments		Pro Forma Combined
Balance Sheet
Current Assets
Cash and cash equivalents	€285,937	€1	€285,938	€304	€—		€337,520	A	€505,158	€(212,470)	B	€292,688
	—	—	—	—	—		210,367	H	—	—		—
	—	—	—	—	—		(46,343)	I	—	—		—
	—	—	—	—	—		184,500	C	—	—		—
	—	—	—	—	—		(11,855)	D	—	—		—
	—	—	—	—	(455,000)	O	—		—	—		—
	—	—	—	—	—		(273)	N	—	—		—
Short-term financial receivables from subsidiaries	—	—	—	—	—		—		—	—		—
Trade receivables	145,434	857	146,291	—	—		—		146,291	—		146,291
Tax receivables	8,409	—	8,409	—	—		—		8,409	—		8,409
Derivatives financial instruments	1,713	—	1,713	—	—		—		1,713	—		1,713
Inventories	335,141	—	335,141	—	—		—		335,141	—		335,141
Other current financial assets	373,330	1	373,331	—	—		—		373,331	—		373,331
Other current assets	74,674	(4,139)	70,535	850	—		(850)	L	70,535	—		70,535

Total current assets	1,224,638	(3,280)	1,221,358	1,154	(455,000)		673,066		1,440,578	(212,470)		1,228,108

Non-current assets
Investments held in Trust Accounts	—	—	—	337,520	—		(337,520)	A	—	—		—
Property plant and equipment	112,789	(1)	112,788	—	—		—		112,788	—		112,788
Investment property	—	—	—	—	—		—		—	—		—
Intangibles asset with a finite useful life	400,303	—	400,303	—	—		—		400,303	—		400,303
Right of use	317,579	41,791	359,370	—	—		—		359,370	—		359,370
Goodwill	—	—	—	—	—		—		—	—		—
Investments at equity method	20,084	(1)	20,083	—	—		—		20,083	—		20,083
Deferred tax assets	79,111	1,917	81,028	—	—		—		81,028	—		81,028
Assets held for sale	271,573	(271,573)	—	—	—		—		—	—		—
Other financial assets	42,427	(1)	42,426	—	—		—		42,426	—		42,426

TOTAL ASSETS	€2,468,504	€(231,148)	€2,237,356	€338,674	€(455,000)		€335,546		€2,456,576	€(212,470)		€2,244,106

Liabilities and Shareholders’ Equity
Current liabilities
Current financial borrowings	€182,242	€16,527	€198,769	€—	€—		€—		€198,769	€—		€198,769
Lease liabilities	62,672	3,788	66,460	—	—		—		66,460	—		66,460
Current provision for risks and charges	8,707	—	8,707	—	—		—		8,707	—		8,707
Derivative financial instruments	9,372	—	9,372	—	—		—		9,372	—		9,372
Trade liabilities including customer advances	190,795	2,132	192,927	—	—		—		192,927	—		192,927
Tax liabilities	25,631	—	25,631	—	—		—		25,631	—		25,631
Other current financial liabilities	11,276	—	11,276	—	—		—		11,276	—		11,276
Other current liabilities	100,200	5,796	105,996	451	—		—		106,447	—		106,477
Note payable—due to related party	—	—	—	1,052	—		—		1,052	—		1,052

Total current liabilities	590,895	28,243	619,138	1,503	—		—		620,641	—		620,641

					Transaction Accounting Adjustments
							Scenario 1—Assuming No Redemptions			Scenario 2—Assuming Maximum Redemptions
(in € thousands)	Zegna Historical IFRS	Zegna Disposal	Adjusted Zegna IFRS	Adjusted IIAC Historical	Share Repurchase		Other Transaction Accounting Adjustments		Pro Forma Combined	Other Transaction Accounting Adjustments		Pro Forma Combined
Non-current financial borrowings	533,282	—	533,282	—	—		—		533,282	—		533,282
Other non-current financial liabilities	168,215	—	168,215	—	—		—		168,215	—		168,215
Lease liabilities	315,705	40,597	356,302	—	—		—		356,302	—		356,302
Non-current provision for risks and charges	38,795	—	38,795	—	—		—		38,795	—		38,795
Employee termination indemnities	24,315	—	24,315	—	—		—		24,315	—		24,315
Deferred tax liabilities	49,157	(594)	48,563	—	—		—		48,563	—		48,563
Deferred underwriting commissions	—	—	—	11,855	—		(11,855)	D	—	—		—
Liabilities held for sale	44,460	(44,460)	—	—	—		—		—	—		—
Earnout Liability	—	—	—	—	—		—		—	—		—
Warrant liability	—	—	—	17,604	—		—		17,604	—		17,604
Other liabilities	—	—	—	304,685	—		(304,685)	B	—	—		—

TOTAL LIABILITIES	€1,764,824	€23,786	€1,788,610	€335,647	€—		€(316,540)		€1,807,717	€—		€1,807,717

Commitments and Contingencies
Class A ordinary shares, $0.0001 par value; 500,000,000 at $10.00 per share authorized, 35,462,772 shares subject to possible redemption	€—	€—	€—	€—	€—		€—		€—	€—		€—
Shareholders’ Equity
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	€—	€—	€—	€—	€—		€—		€—	€—		€—
Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 4,787,228 shares issued and outstanding (excluding 35,462,772 shares subject to possible redemption)	—	—	—	—	—		3	B	—	(2)	B	—
	—	—	—	—	—		2	C	—	2	F	—
	—	—	—	—	—		(5)	F	—	—		—
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 10,062,500 shares issued and outstanding	—	—	—	1	—		(1)	F	—	—		—
Share capital (Historical)	4,300	—	4,300	—	—		(4,300)	G	—	—		—
Share capital (Company)	—	—	—	—	—		1,456	F	6,155	(506)	F	5,649
	—	—	—	—	—		4,300	G	—	—		—
	—	—	—	—	—		500	H	—	—		—
	—	—	—	—	—		(101)	K	—	—		—
Other reserves	(270,384)	—	(270,384)	—	(455,000)	O	78,145	M	(639,666)	—		(639,666)
	—	—	—	—	—		7,573	J	—	—		—

					Transaction Accounting Adjustments
						Scenario 1—Assuming No Redemptions			Scenario 2—Assuming Maximum Redemptions
(in € thousands)	Zegna Historical IFRS	Zegna Disposal	Adjusted Zegna IFRS	Adjusted IIAC Historical	Share Repurchase	Other Transaction Accounting Adjustments		Pro Forma Combined	Other Transaction Accounting Adjustments		Pro Forma Combined
Additional paid-in capital	—	—	—	1,967	—	304,682	B	717,993	(212,468)	B	509,113
	—	—	—	—	—	209,867	H	—	—		—
	—	—	—	—	—	(16,228)	I	—	3,084	I	—
	—	—	—	—	—	184,498	C	—	—		—
	—	—	—	—	—	1,059	E	—	504	F	—
	—	—	—	—	—	(1,450)	F	—	—		—
	—	—	—	—	—	33,598	K	—	—		—
Retained earnings	925,475	(251,407)	674,068	1,059	—	(7,573)	J	523,615	—		520,531
	—	—	—	—	—	(78,145)	M	—	—		—
	—	—	—	—	—	(30,115)	I	—	(3,084)	I	—
	—	—	—	—	—	(1,059)	E	—	—		—
	—	—	—	—	—	(33,497)	K	—	—		—
	—	—	—	—	—	(850)	L	—	—		—
	—	—	—	—	—	(273)	N	—	—		—

TOTAL SHAREHOLDER’S EQUITY	€659,391	€(251,407)	€407,984	€3,027	€(455,000)	€652,086		€608,097	€(212,470)		€395,627
Total equity attributable to non-controlling interest	44,289	(3,527)	40,762	—	—	—		40,762	—		40,762

TOTAL EQUITY	€703,680	€(254,934)	€448,746	€3,027	€(455,000)	€652,086		€648,859	€(212,470)		€436,389

TOTAL LIABILITIES AND SHAREHOLDER’S EQUITY	€2,468,504	€(231,148)	€2,237,356	€338,674	€(455,000)	€335,546		€2,456,576	€(212,470)		€2,244,106

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT AND LOSS FOR THE SIX MONTHS ENDED JUNE 30, 2021

					Scenario 1—Assuming No Redemptions			Scenario 2—Assuming Maximum Redemptions
(in € thousands, except share and per share data)	Zegna Historical IFRS	Zegna Disposal	Adjusted Zegna IFRS	Adjusted IIAC Historical	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined
Revenues	€603,340	€305	€603,645	€—	€—		€603,645	€—	€603,645
Other income	5,367	(2,432)	2,935	—	—		2,935	—	2,935
Costs of raw materials and consumables	(161,298)	59	(161,239)	—	—		(161,239)	—	(161,239)
Costs for services	(138,019)	181	(137,838)	(772)	—		(138,610)	—	(138,610)
Personnel costs	(160,201)	577	(159,624)	—	(473)	CC	(160,097)	—	(160,097)
Depreciation, amortization and impairment of assets	(78,605)	(2,807)	(81,412)	—	—		(81,412)	—	(81,412)
Write down and other provisions	(3,174)	1	(3,173)	—	—		(3,173)	—	(3,173)
Other operating costs	(15,664)	777	(14,887)	—	—		(14,887)	—	(14,887)
	—	—	—	—	—		—	—	—

Profit/(loss) from operations	51,746	(3,340)	48,406	(772)	(473)		47,161	—	47,161
Other income/expenses:
Financial income	32,531	159	32,690	—	—		32,690	—	32,690
Financial expenses	(16,685)	(228)	(16,913)	—	—		(16,913)	—	(16,913)
Exchange gains/(losses)	(2,728)	(72)	(2,800)	—	—		(2,800)	—	(2,800)
Income/(loss) from joint ventures and investments	(346)	(1)	(347)	—	—		(347)	—	(347)
Impairment of equity investments	—	—	—	—	—		—	—	—
Offering costs associated with warrant liabilities	—	—	—	—	—		—	—	—
Dividend income on investment held in Trust Account	—	—	—	10	(10)	FF	—	—	—
Change in fair value of warrant liabilities	—	—	—	7,010	—		7,010	—	7,010

Income before taxes	64,518	(3,482)	61,036	6,248	(483)		66,802	—	66,802
Income taxes	(32,284)	1,063	(31,221)	—	—		(31,221)	—	(31,221)

Net Income	€32,234	€(2,419)	€29,815	€6,248	€(483)		€35,581	€—	€35,581

	—	—	—	—	—		—	—	—
Weighted average shares outstanding of Class A ordinary shares	—	—	—	40,250,000	—		—	—	—
Basic and diluted net income per Class A ordinary shares	—	—	—	—	—		—	—	—
Weighted average shares outstanding of Class B ordinary shares	—	—	—	10,062,500	—		—	—	—
Basic and diluted net income per Class B ordinary share	—	—	—	€0.62	—		—	—	—
Profit/(loss) attributable to parent company	€28,157	(2,374)	25,783	—	—		31,548	—	31,548

					Scenario 1—Assuming No Redemptions		Scenario 2—Assuming Maximum Redemptions
(in € thousands, except share and per share data)	Zegna Historical IFRS	Zegna Disposal	Adjusted Zegna IFRS	Adjusted IIAC Historical	Transaction Accounting Adjustments	Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined
Profit/(loss) attributable to non-controlling interest	€4,077	(45)	4,032	—	—	€4,032	—	€4,032
Basic weighted average Company shares outstanding	4,031,611					249,081,250		223,831,250
Basic net income per Company share outstanding	€6.98					€0.13		€0.14
Diluted weighted average Company shares outstanding	4,050,302					250,015,800		224,765,800
Diluted net income per Company share outstanding	€6.95					€0.13		€0.14

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF PROFIT AND LOSS FOR THE YEAR ENDED DECEMBER 31, 2020

					Scenario 1—Assuming no redemptions			Scenario 2—Assuming maximum redemptions
(in € thousands, except share and per share data)	Zegna Historical IFRS	Zegna Disposal	Adjusted Zegna IFRS	Adjusted IIAC Historical	Transaction Accounting Adjustments		Pro Forma Combined	Transaction Accounting Adjustments		Pro Forma Combined
Revenues	€1,014,733	€(9,805)	€1,004,928	€—	€—		€1,004,928	€—		€1,004,928
Other income	5,373	7	5,381	—	—		5,381	—		5,381
Costs of raw materials and consumables	(250,569)	4,766	(245,803)	—	—		(245,803)	—		(245,803)
Purchased, outsourced, and other costs	(286,926)	6,759	(280,168)	(314)	(29,707)	AA	(310,189)	(3,048)	AA	(313,237)
Personnel costs	(282,659)	9,080	(273,579)	—	(9,984)	CC	(283,563)	—		(283,563)
Depreciation, amortization, and impairment of assets	(185,930)	(2,285)	(188,215)	—	—		(188,215)	—		(188,215)
Write downs and other provisions	(6,178)	558	(5,620)	—	(613)	EE	(6,233)	—		(6,233)
Other operating costs	(30,399)	1,696	(28,703)	—	(66,367)	BB	(128,281)	—		(128,281)
	—	—	—	—	—		—	—		—
	—	—	—	—	(33,211)	DD	—	—		—

Profit/(loss) from operations	(22,553)	10,775	(11,779)	(314)	(139,882)		(151,975)	(3,048)		(155,023)
Other income/expenses:
Financial income	34,352	8,907	43,259	—	—		43,259	—		43,259
Financial expenses	(48,072)	851	(47,221)	(817)	(273)	GG	(48,311)	—		(48,311)
Exchange gains/(losses)	13,455	20	13,475	—	—		13,475	—		13,475
Income/(loss) from joint ventures and investments	(4,205)	58	(4,147)	—	—		(4,147)	—		(4,147)
Impairment of equity investments	(4,532)	—	(4,532)	—	—		(4,532)	—		(4,532)
Offering costs associated with warrant liabilities	—	—	—	—	—		—	—		—
Change in fair value of warrant liabilities	—	—	—	(2,963)	—		(2,963)	—		(2,963)

Income before taxes	(31,555)	20,612	(10,945)	(4,094)	(140,155)		(155,194)	(3,048)		(158,242)
Income taxes	(14,983)	(1,431)	(16,414)	—	—		(16,414)	—		(16,414)

Net income (loss)	€(46,538)	€19,181	€(27,358)	€(4,094)	€(140,155)		€(171,608)	€(3,048)		€(174,656)

	—	—	—	—	—		—	—		—
Weighted average shares outstanding of Class A ordinary shares	—	—	—	39,697,368	—		—	—		—
Basic and diluted net income per Class A ordinary share	—	—	—	—	—		—	—		—
Weighted average shares outstanding of Class B ordinary shares	—	—	—	9,148,438	—		—	—		—
Basic and diluted net loss per Class B ordinary share	—			€(0.45)	—		—	—		—

					Scenario 1—Assuming no redemptions		Scenario 2—Assuming maximum redemptions
(in € thousands, except share and per share data)	Zegna Historical IFRS	Zegna Disposal	Adjusted Zegna IFRS	Adjusted IIAC Historical	Transaction Accounting Adjustments	Pro Forma Combined	Transaction Accounting Adjustments	Pro Forma Combined
Profit/(loss) attributable to parent company	€(50,577)	19,236	(31,341)	—	—	(175,591)	—	(178,639)
Profit/(loss) attributable to non-controlling interest	€4,038	(55)	3,983	—	—	3,983	—	3,983
Weighted average Company shares outstanding	4,029,782					249,081,250		223,831,250
Basic and diluted net income per Company share outstanding	€12.55					(0.70)		(0.80)

NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION

1.    Basis of Presentation

The unaudited pro forma condensed combined statement of financial position as of June 30, 2021 assumes that the Business Combination and PIPE Financing, occurred on June 30, 2021. The unaudited pro forma condensed combined statement of operations for the six months ended June 30, 2021 presents pro forma effect to the Business Combination and PIPE Financing, as if it had been completed on January 1, 2020. The unaudited pro forma condensed combined statement of operations for the year ended December 31, 2020 presents pro forma effect to the Business Combination and PIPE Financing, as if it had been completed on January 1, 2020. These periods are presented on the basis that the Company is the accounting acquirer.

The unaudited pro forma condensed combined statement of financial position as of June 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•	Zegna’s unaudited condensed consolidated statement of financial position as of June 30, 2021 and the notes thereto, included elsewhere in this proxy statement/prospectus; and

•	IIAC’s unaudited statement of financial position as of June 30, 2021 and the notes thereto, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the period ended June 30, 2021 has been prepared using, and should be read in conjunction with, the following:

•	Zegna’s unaudited condensed consolidated statement of profit and loss for the six months ended June 30, 2021 and the notes thereto, included elsewhere in this proxy statement/prospectus; and

•	IIAC’s unaudited statement of profit and loss for the six months ended June 30, 2021 and the notes thereto, included elsewhere in this proxy statement/prospectus.

The unaudited pro forma condensed combined statement of operations for the period ended December 31, 2020 has been prepared using, and should be read in conjunction with, the following:

•	Zegna’s unaudited consolidated statement of profit and loss for the year ended December 31, 2020 and the notes thereto, included elsewhere in this proxy statement/prospectus; and

•	IIAC’s unaudited statement of profit and loss for the year ended December 31, 2020 and the notes thereto, included elsewhere in this proxy statement/prospectus.

The historical financial statements of Zegna have been prepared in accordance with IFRS as issued by the IASB and in its presentation and reporting currency of the Euro (€). The historical financial statements of IIAC have been prepared in accordance with U.S. GAAP in its presentation and reporting currency of United States dollars ($). The financial statements of IIAC have been translated into Euros for the purposes of presentation in the unaudited pro forma condensed combined financial information using the following exchange rates (see Note 2—IFRS Policy and Presentation Alignment):

•	At the period end exchange rate as of June 30, 2021 of $1.00 to €0.8415 for the statement of financial position;

•	the average exchange rate for the period from January 1, 2021 through June 30, 2021 of $1.00 to €0.8297 for the statement of profit and loss for the six months ended June 30, 2021; and

•	the average exchange rate for the period from September 7, 2020 (inception) through December 31, 2020 of $1.00 to €0.8410 for the statement of profit and loss for the year ended December 31, 2020.

IIAC entered into the Deal-Contingent Forward with a bank counterparty. The Deal-Contingent Forward is a purchase of €305 million with US Dollars at rates specified in the contract. Within the pro forma, the applicable rate under the Deal-Contingent Forward was used to convert US Dollars to Euros up to the limit of the contract, with any US Dollars to be converted above the limit of the contract converted at the balance sheet rate. The Deal-Contingent Forward rate of $1.1930 per €1.00 applied in the unaudited pro forma financial statements results in a payment of $363.9 million for €305 million. At the maximum rate in the Deal-Contingent Forward, $1.1999 per €1.00, IIAC would pay $366.0 million for €305 million. The Deal-Contingent Forward was entered into in order to lock in the amount of Euro proceeds owed by IIAC to Zegna upon closing the Transaction and reduce the risk of fluctuations in foreign currency exchange rates. By locking in a set exchange rate, IIAC may not benefit from any appreciation in the Euro against the US Dollar during the period through the Closing. Subject to certain customary exceptions, if the Closing does not occur by April 19, 2022, the Deal-Contingent Forward will expire and IIAC will have no liability to the counterparty.

The Deal-Contingent Forward meets the definition of a derivative, as it has an underlying and notional amount, no net investment, and can be net settled. Upon entering into the contract, the Deal-Contingent Forward will be recognized on the balance sheet at fair value with changes in fair value recognized through profit and loss. The Deal-Contingent Forward was entered into after June 30, 2021 and thus, was not reflected in the IIAC historical financial statements as of that date. In addition, the Deal-Contingent Forward has no impact on the pro forma balance sheet as for purposes of the pro forma balance sheet the transaction is assumed to have taken place on the balance sheet date of June 30, 2021. Accordingly the Deal-Contingent Forward is assumed to have been settled and derecognized. Accordingly, no pro forma adjustments have been made for the accounting of the Deal-Contingent Forward for the pro forma balance sheet.

In addition, in anticipation of the transactions contemplated by the Business Combination Agreement, on November 3, 2021, Zegna acquired a deal-contingent option (the “Deal-Contingent Option”) from a bank counterparty pursuant to which Zegna will have the right, but not the obligation, to exchange $130 million for Euros at an exchange rate of $1.1930 per Euro, contingent on the Closing of the Business Combination. Such exchange rate has been adjusted to account for the option premium. The Deal-Contingent Option is set to expire on January 14, 2022. Subject to certain customary exceptions, Zegna will pay the premium to acquire the option only if the Closing occurs. The Deal-Contingent Option is intended to effectively hedge currency risk for the distribution of Euros by locking in the exchange rate of $1.1930 per Euro.

Similar to the Deal-Contingent Forward entered into by IIAC, the Deal-Contingent Option meets the definition of a derivative, as it has an underlying and notional amount, no net investment, and can be net settled. Upon entering into the agreement to expiry, the Deal-Contingent Option will be recognized on the balance sheet at fair value with changes in fair value recognized through profit and loss. The Deal-Contingent Option was not entered into as of June 30, 2021 and was appropriately excluded from the Zegna historical financial statements as of that date. In addition, the Deal-Contingent Option has no impact on the pro forma balance sheet as the Deal-Contingent Option is assumed to have taken place on the balance sheet date of June 30, 2021 and accordingly the Deal-Contingent Option is assumed to have expired and been derecognized. Accordingly, no pro forma adjustments have been made for the accounting of the Deal-Contingent Option for the pro forma balance sheet.

The Deal-Contingent Option is currently out of the money and would have been out of the money as of June 30, 2021. Accordingly, the applicable rate under the Deal-Contingent Option was not used to convert the US Dollars to Euros. Market exchange rates of US Dollars for Euros would need to exceed $1.1930 before Zegna would exercise the option. An increase in the market exchange rate of $0.01 above $1.1930 would increase the net gain on the option by €0.9 million.

The adjustments presented in the unaudited pro forma condensed combined financial information have been identified and presented to provide relevant information necessary for an understanding of Zegna after giving effect to the Business Combination. Management has made significant estimates and assumptions in its determination of the pro forma adjustments. As the unaudited pro forma condensed combined financial information has been prepared based on these preliminary estimates, the final amounts recorded may differ materially from the information presented.

The pro forma adjustments reflecting the consummation of the Business Combination are based on certain currently available information and certain assumptions and methodologies that management believes are reasonable under the circumstances. The unaudited condensed pro forma adjustments, which are described in the accompanying notes, may be revised as additional information becomes available and is evaluated. Therefore, it is likely that the actual adjustments will differ from the pro forma adjustments and it is possible that the difference may be material. Zegna’s and IIAC’s management believes that its assumptions and methodologies provide a reasonable basis for presenting all of the significant effects of the Business Combination based on information available to management at this time and that the pro forma adjustments give appropriate effect to those assumptions and are properly applied in the unaudited pro forma condensed combined financial information.

The unaudited pro forma condensed combined financial information is not necessarily indicative of what the actual results of operations and financial position would have been had the Business Combination taken place on the dates indicated, nor are they indicative of the future consolidated results of operations or financial position of the Combined Company. They should be read in conjunction with the historical financial statements and notes thereto of Zegna and IIAC.

The unaudited pro forma condensed combined financial information does not reflect the income tax effects of the pro forma adjustments as based on the statutory rate in effect for the historical periods presented. Zegna’s and IIAC’s management believes this unaudited pro forma condensed combined financial information to not be meaningful given the combined entity incurred significant losses during the historical period presented. Although Zegna incurred material income tax expenses on a consolidated basis during the 2020 financial year, such income tax expenses arose outside of Italy in profit-making subsidiaries of Zegna that generated taxable income. However, the Company incurred losses and generated taxable losses during the historical period in Italy. Given the nature of the transaction accounting adjustments, it is expected that the pro forma transaction accounting items would primarily arise in Italy or the United Kingdom and would result in an increase in taxable loss (or otherwise be tax neutral, generating neither a tax gain or income nor a tax loss). Given the losses incurred in Italy, the Company has not recognized a resulting income tax benefit in relation to the additional tax losses arising from the pro forma adjustments.

“Advisory and related services” provided to Zegna, other than VAT-exempt financing-related services, generally qualify as taxable supplies for purposes of Italian VAT, which is directly charged by Italian-based service providers to Zegna or generally subject to reverse charge by Zegna where the service provider is located outside of Italy. Italian VAT has been included for services other than exempt services (standard rate is 22%), and the relevant Zegna entity is assumed to be eligible for VAT recovery with respect to all or a portion of such amounts following the Business Combination.

Advisory and related services provided to IIAC, other than VAT-exempt financing-related services, generally qualify as taxable supplies for purposes of UK VAT, which is directly charged by UK-based service providers to IIAC. In contrast with the position for Zegna set out above, IIAC would not ordinarily be required to reverse charge UK VAT where the service provider is located outside of the UK, on the basis that IIAC is not carrying on business for UK VAT purposes. UK VAT has been included for services other than exempt services provided by UK-based service providers only and (again in contrast to the position for Zegna) is not expected to be eligible for UK VAT recovery following the Business Combination.

2.    Disposal of Certain Zegna Businesses

The historical financial information of Zegna has been adjusted to give effect to the Disposition, including the Demerger. The Disposition and Demerger consist of the disposal, completed on November 1, 2021, of certain Zegna businesses through a statutory demerger under Italian law to a new company owned by its existing shareholders of (i) its real estate business, consisting of Zegna’s subsidiary E.Z. Real Estate S.r.l., which directly and indirectly holds substantially all of Zegna’s real estate assets, as well as certain properties owned by Lanificio Ermenegildo Zegna e Figli S.p.A., including part of Lanificio Ermenegildo Zegna e Figli S.p.A.’s industrial building located in Valdilana and hydroelectric plants, and (ii) its 10% equity interest in Elah Dufour S.p.A. and certain related contractual rights and obligations and the Agnona Sale. This disposal also includes the impact of other contracts with E.Z. Real Estate S.r.l. and its subsidiaries in the future on Zegna’s expenses, as further described below.

Most of the real estate properties directly or indirectly owned by E.Z. Real Estate S.r.l. are, and will continue to be, leased to Zegna, and accordingly, this transaction adjustment reflects the impact of such contracts in the future on Zegna’s expenses. Previously, such leases were between consolidated entities. Accordingly, the disposal adjustment to the historical financial information of Zegna includes the following:

•	the increase of right of use assets by €41.8 million as of June 30, 2021;

•	the increase of non-current lease liabilities by €40.6 million as of June 30, 2021;

•	the increase of current lease liabilities by €3.8 million as of June 30, 2021;

•	additional expense related to short term leases of €0.2 million for the six months ended June 30, 2021;

•	additional amortization of right of use assets of €4.0 million for the six months ended June 30, 2021; and

•	additional interest and financial charges for lease liabilities of €0.3 million for the six months ended June 30, 2021.

Additionally, the disposal adjustment includes a contractual amount of €1.5 million per year for incremental licensing expenses and other services.

3.    IFRS Policy and Presentation Alignment

The historical financial information of IIAC has been adjusted to give effect to the differences between U.S. GAAP and IFRS as issued by the IASB for the purposes of the unaudited pro forma condensed combined financial information. The only adjustment required to convert IIAC’s financial statements from U.S. GAAP to IFRS for purposes of the unaudited pro forma condensed combined financial information was to reclassify Class A Shares subject to redemption to non-current financial liabilities under IFRS.

Further, as part of the preparation of the unaudited pro forma condensed combined financial information, certain reclassifications were made to align IIAC’s historical financial information in accordance with the presentation of Zegna’s historical financial information.

IIAC’s historical financial statements have been adjusted to affect IFRS policy, presentation alignment and currency conversion as follows:

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Financial Position as of June 30, 2021

(in thousands)	IIAC Historical U.S. GAAP USD	Currency Adjustment	IIAC Historical U.S. GAAP EUR	IFRS Conversion Adjustments	Reclassification	After Adjustment
Assets
Current Assets
Cash and cash equivalents	$361	(57)	€304	€—	€—	€304
Prepaid expenses	1,010	(160)	850	—	(850)	—
Other current assets	—	—	—	—	850	850

Total Current Assets	1,371	(217)	1,154	—	—	1,154

Investments held in Trust Accounts	402,512	(64,992)	337,520	—	—	337,520

Total Assets	$403,883	(65,209)	€338,674	€—	€—	€338,674

Liabilities and Shareholders’ Equity
Current liabilities
Other current liabilities	$58	(9)	€49	€—	€402	€451
Accrued expenses	404	(64)	340	—	(340)	—
Note payable—due to related party	1,250	(198)	1,052	—	—	1,052
Due to related party	74	(12)	62	—	(62)	—

Total current liabilities	1,786	(283)	1,503	—	—	1,503

Deferred underwriting commissions	14,088	(2,233)	11,855	—	—	11,855
Warrant liability	20,921	(3,317)	17,604	—	—	17,604
Other liabilities	—	—	—	304,685	—	304,685

Total Liabilities	36,795	(5,833)	30,962	304,685	—	335,647

Commitments and Contingencies

Class A ordinary shares, $0.0001 par value; 500,000,000 at $10.00 per share authorized, 35,462,772 shares subject to possible redemption	362,088	(57,403)	304,685	(304,685)	—	—
Shareholders’ Equity
Preference shares, $0.0001 par value; 5,000,000 shares authorized; none issued and outstanding	—	—	—	—	—	—
“Class A ordinary shares, $0.0001 par value; 500,000,000 shares authorized; 4,787,228 shares issued and outstanding (excluding 35,462,772 shares subject to possible redemption)”	—	—	—	—	—	—

(in thousands)	IIAC Historical U.S. GAAP USD	Currency Adjustment	IIAC Historical U.S. GAAP EUR	IFRS Conversion Adjustments	Reclassification	After Adjustment
Class B ordinary shares, $0.0001 par value; 50,000,000 shares authorized; 10,062,500 shares issued and outstanding	1	—	1	—	—	1
Additional paid-in capital	2,337	(370)	1,967	—	—	1,967
Accumulated deficit	2,662	(1,603)	1,059	—	—	1,059

Total shareholders’ equity	5,000	(1,973)	3,027	—	—	3,027

Total equity attributable to non-controlling interest	—	—	—	—	—	—
Total equity	5,000	(1,973)	3,027	—	—	3,027

Total Liabilities and Shareholders’ Equity	$403,883	(65,209)	€338,674	€—	€—	€338,674

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Profit and Loss for the Six Months Ended June 30, 2021

(in thousands, except share and per share data)	IIAC Historical US GAAP USD	Currency Adjustment	IIAC Historical IFRS EUR	Reclassification	After Adjustment
Revenues	$—	—	€—	—	€—
Other Income	—	—	—	—	—
Purchased, outsourced, and other costs	—	—	—	(772)	(772)
General and administrative expenses	(930)	(158)	(772)	772	—

Profit/(loss) from operations	(930)	(158)	(772)	—	(772)
Other income/expenses:	—	—	—	—	—
Financial income	—	—	—	—	—
Financial expenses	—	—	—	—	—
Offering costs associated with warrant liabilities	—	—	—	—	—
Dividend income on investment held in Trust Account	12	2	10	—	10
Change in fair value of warrant liabilities	8,449	1,439	7,010	—	7,010

Income before taxes	7,531	1,283	6,248	—	6,248
Income taxes	—	—	—		—

Net income	$7,531	1,283	€6,248	€—	€6,248

Weighted average shares outstanding of Class A ordinary shares	40,250,000				40,250,000
Basic and diluted net income per ordinary share	—				—
Weighted average shares outstanding of Class B ordinary shares	10,062,500				10,062,500
Basic and diluted net loss per ordinary share	$0.75				€0.62

Adjustments to the Unaudited Pro Forma Condensed Combined Statement of Profit and Loss for the Year Ended December 31, 2020

(in thousands, except share and per share data)	IIAC Historical US GAAP USD	Currency Adjustment	IIAC Historical IFRS EUR	Reclassification	After Adjustment
Revenues	$—	—	€—	—	€—
Other Income	—	—	—	—	—
Purchased, outsourced, and other costs	—	—	—	(314)	(314)
General and administrative expenses	(374)	(60)	(314)	314	—

Profit/(loss) from operations	(374)	(60)	(314)	—	(314)
Other income/expenses:	—	—	—	—	—
Financial income	—	—	—	—	—
Financial expenses	—	—	—	(817)	(817)
Offering costs associated with warrant liabilities	(972)	(155)	(817)	817	—
Change in fair value of warrant liabilities	(3,523)	(560)	(2,963)	—	(2,963)

Income before taxes	(4,869)	(775)	(4,094)	—	(4,094)
Income taxes	—	—	—		—

Net income	$(4,869)	(775)	€(4,094)	€—	€(4,094)

Weighted average shares outstanding of Class A ordinary shares	39,697,368				39,697,368
Basic and diluted net income per ordinary share	—				—
Weighted average shares outstanding of Class B ordinary shares	9,148,438				9,148,438
Basic and diluted net loss per ordinary share	$(0.53)				€(0.45)

4.    Adjustments to Unaudited Pro Forma Condensed Combined Financial Information

The following unaudited pro forma condensed combined financial information has been prepared in accordance with Article 11 of Regulation S-X.

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(A)	Reflects the reclassification of €337.5 million ($402.5 million) of investments held in the Trust Account to cash and cash equivalents that becomes available following the Business Combination.

(B)

Reflects the reclassification of €304.7 million ($362.1 million) Class A Shares subject to redemption, with a nominal value of $0.0001, from liabilities to equity. Immediately prior to the Reorganization, holders of Class A Shares may elect to redeem their shares for cash and, as a result, these shares will not be reclassified but will rather be derecognized. The maximum redemption scenario reflects shareholder redemption of 25,250,000 Class A Shares with a nominal value of $0.0001, for aggregate redemption payments of €212.5 million ($252.5 million) at a redemption price of approximately €8.42 per share ($10.00 per share).

(C)

Reflects the proceeds of €184.5 million ($219.3 million at $1.00 per €0.8415) received from the issuance and sale of 22,500,000 Class A Shares at €8.20 per share (equal to $9.74 per share at $1.00 per €0.8415, the applicable exchange rate used in this unaudited pro forma condensed combined financial information), with a nominal value of $0.0001, pursuant to the terms of the Forward Purchase Agreement. The amendment of the Forward Purchase Agreement, which changes the settlement currency from US Dollars to Euros, will result in the reclassification of the instrument from equity to liability at its fair value for periods after the amendment; however, the timing of the amendment results in no pro forma adjustment because the liability will be settled on the Closing Date.

(D)

Reflects the settlement of €11.9 million ($14.1 million) in deferred underwriting commissions as a reduction of Cash and cash equivalents with a corresponding decrease to Deferred underwriting fee payable.

(E)	Reflects the elimination of IIAC historical retained earnings of €1.1 million ($1.3 million).

(F)	Reflects the one for one exchange of 62,750,000 Class A Shares and 10,062,500 Class B Shares for 72,812,500 Ordinary Shares, with a nominal value of €0.02.

(G)

Reflects the share split of 4,300,000 Ordinary Shares, of which 100,000 will be in treasury, into 215,000,000 Ordinary Shares, of which 5,000,000 will be in treasury (to be assigned to shareholders of IIAC in connection with the Merger).

(H)

Reflects the proceeds of €210.4 million ($250.0 million) received from the issuance and sale of 25,000,000 Ordinary Shares at €8.42 per share ($10.00 per share), with a nominal value of €0.02, in the PIPE Financing pursuant to the terms of the PIPE Subscription Agreements.

(I)

Reflects the payment of preliminary estimated transaction costs expected to be incurred by IIAC and Zegna of approximately €46.3 million ($55.0 million) excluding underwriting fees reflected in note (D) above, as shown in the table below. Direct, incremental costs related to the Business Combination are presented as a reduction to Retained Earnings according to the proportion of shares to be held by legacy Zegna Shareholders, and the remainder is capitalized in share premium as an adjustment to additional paid in capital. Out of total transactions costs of €58.2 million ($69.2 million), €16.2 million ($19.3 million) are reflected in equity for Scenario 1 and €13.0 million ($15.4 million) are reflected in equity for Scenario 2. Other expenses of approximately €2.8 million ($3.3 million) are not capitalized and are reflected as an adjustment to accumulated deficit in the unaudited pro forma condensed combined statement of financial position.

	€ million	$ million
Fundraising fees	€4.4	$5.2
Professional fees	17.6	20.9
Legal and professional expenses	20.5	24.5
Other fees	3.8	4.5
Underwriting fees	11.9	14.1

Total Transaction Costs	€58.2	$69.2

(J)

Reflects the new grant of 900,000 Ordinary Shares, to certain Zegna executives for services rendered to Zegna, as an adjustment to accumulated deficit in the unaudited pro forma condensed combined statement of financial position. The shares are expected to be granted out of treasury at Closing. The grant contained an additional 600,000 Ordinary Shares subject to vesting conditions not yet met, as discussed in note (CC) below.

(K)

Reflects the recognition of €33.6 million ($39.9 million) in equity as a result of the issuance of 5,031,250 Ordinary Shares to the holders of Class B Shares to be held in escrow as Escrowed Shares. The release of shares from the escrow will be subject to attainment of certain targets within a seven-year period, as further described under “Shares Eligible For Future Sale—Escrowed Shares”. Because the business combination is within the scope of IFRS 2, and will ultimately be settled through the release of the Company’s own equity instrument, the receipt of the Escrowed Shares will be treated as an equity-settled transaction and recognized in equity with an offset in accumulated deficit as additional deemed listing costs. A preliminary valuation assessment was performed for the purpose of determining an estimate of the equity instrument using a Monte Carlo simulation using key assumptions for: volatility; risk-free rate; and closing share price:

Closing Share Price	$10.00
Volatility	35.00%
Risk-Free Rate	0.65%

The closing price per share will have a direct impact on the fair value of the Escrowed Shares because the Escrowed Shares will vest upon achieving the thresholds within seven years. If the closing share price were to increase or decrease by $0.50 per share, the fair value of the equity instrument would increase or decrease by €2.8 million ($3.3 million) with an equivalent impact to net income/(loss).

(L)	Reflects the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance, which will lapse upon the Closing Date.

(M)

Represents the preliminary estimated expense recognized for the service of listing. As discussed in Accounting for the Business Combination, IIAC does not meet the definition of a “business” pursuant to IFRS 3; therefore, the transaction is accounted for under IFRS 2. The excess of the fair value of Ordinary Shares issued and the fair value of IIAC’s identifiable net assets at the date of the Business Combination is treated as a share-based payment for listing services, resulting in a €78.1 million ($92.9 million) increase to accumulated loss under both the no redemption and maximum redemption scenarios. A significant portion of this listing expense results from the difference between the fair value of the Zegna shares to be issued in exchange for IIAC Class B shares and the amount contributed by the IIAC Sponsor in respect of such shares. The stock-based compensation is calculated as follows:

	No Redemption			Maximum Redemption
	Shares	In thousands		Shares	In thousands
IIAC Class A Shares	40,250,000			15,000,000
Class A FPA Shares (to be issued to purchaser)	22,500,000			22,500,000
IIAC Class B Shares	5,031,250			5,031,250
Total Company Ordinary Shares to be issued to IIAC Shareholders	67,781,250			42,531,250
Fair Value of shares issued in consideration for combination (at an assumed market value of $10.00 per share)		$ €	677,813 570,358		$ €	425,313 357,887
Net assets (liabilities) of IIAC at June 30, 2021		$ €	584,945 492,212		$ €	332,445 279,741
Difference—IFRS 2 charge for listing services		$ €	92,868 78,145		$ €	92,868 78,145

	No Redemption		Maximum Redemption
	USD 000	EUR 000	USD 000	EUR 000
Adjusted Historical IIAC
Total assets	$402,480	338,674	402,480	338,674
Redemptions			(252,500)	(212,471)
Total current liabilities	(1,786)	(1,503)	(1,786)	(1,503)
Deferred underwriting commissions	(14,088)	(11,855)	(14,088)	(11,855)
Warrant liability	(20,921)	(17,604)	(20,921)	(17,604)
Cash from FPA purchase	219,260	184,500	219,260	184,500

Net Assets (liabilities) of IIAC at June 30, 2021	$584,945	€492,212	$332,445	€279,741

The fair value of shares issued was estimated based on €8.42 per share ($10.00 per share) and may change through the Closing Date. A one percent change in the fair value per share would result in a change of €5.7 million ($6.8 million) and €3.6 million ($4.3 million) in the estimated expense assuming no redemptions and maximum redemptions, respectively.

(N)	Reflects the premium paid by Zegna to enter into the Deal-Contingent Option.

(O)

The Share Repurchase column of the transaction adjustments reflects the Share Repurchase, whereby at the Closing, promptly following the capital distribution, Zegna will repurchase 54,600,000 Ordinary Shares from Monterubello, Zegna’s controlling shareholder, in exchange for the Cash Consideration. This structure, funded by a capital distribution of IIAC’s cash and potentially by part of the proceeds of the PIPE Financing, is intended to achieve the same result that would have been achieved in a cash/stock merger or in a traditional initial public offering through the sale of shares by selling shareholders. The Share Repurchase is not intended to be treated as a distribution of the earnings of Zegna. It is an equity transaction intended to reduce the interest of Monterubello in Zegna (the holder of approximately 97.3% of the outstanding Zegna shares immediately prior to the Closing of the Business Combination) and increase the relative equity stake of the new Zegna shareholders following the Closing.

Adjustments to Unaudited Pro Forma Condensed Combined Statement of Operations for the Six Months Ended June 30, 2021 and the Year Ended December 31, 2020

The pro forma notes and adjustments, based on preliminary estimates that could change materially as additional information is obtained, are as follows:

(AA)

Reflects the estimated transaction costs of €29.7 million ($35.3 million) assuming no redemptions, and €32.8 million ($39.0 million) assuming maximum redemptions for the year ended December 31, 2020 that will be paid as of the Closing of the Business Combination that are either (a) related to the listing of shares held by legacy Zegna Shareholders or (b) not direct and incremental to the issuance of new equity. These costs are a nonrecurring item.

(BB)

Represents the preliminary estimated expense recognized, in accordance with IFRS 2, for the excess of the fair value of Ordinary Shares issued and the fair value of IIAC’s identifiable net assets at the date of the Business Combination of €66.4 million ($78.9 million) assuming both no redemptions and maximum redemptions for the year ended December 31, 2020. These costs are a nonrecurring item.

(CC)

Reflects the expense recognition for the issuance of 900,000 Ordinary Shares not subject to vesting conditions, with a nominal value of €0.02 and an assumed fair value of €8.42 ($10.00) per share, and 600,000 Ordinary Shares subject to certain vesting conditions as further described under “Board of Directors and Senior Management of Zegna After the Business Combination—Zegna Historical Compensation—IPO Performance Bonus, with a nominal value of €0.02 and an estimated fair value of €6.07 ($7.21) per share in one tranche and €5.33 ($6.34) per share in the second tranche, to certain Zegna executives for services rendered to Zegna.

(DD)

Reflects the deemed listing costs associated with the Sponsor escrow of 5,031,250 shares, accounted for as an equity-settled share-based payment. Refer to adjustment L for more information on the Escrowed Shares.

(EE)	Reflects the write-off of non-refundable prepaid premiums for directors’ and officers’ insurance, which will lapse upon the Closing Date.

(FF)	Represents an adjustment to eliminate dividend income on investments held in Trust Account in the amount of €0.10 million ($0.12 million) for the six months ended June 30, 2021.

(GG)	Reflects the expense recognized for the premium paid by Zegna to enter into the Deal-Contingent Option.

5.    Net Loss per Share

Pro forma basic and diluted net loss per share is calculated using the historical weighted average shares outstanding and the issuance of additional shares in connection with the Business Combination and related transactions, assuming the shares were outstanding since January 1, 2020. As the Business Combination and related transactions are being reflected as if they had occurred at the beginning of the period presented, the calculation of weighted average shares outstanding for basic and diluted net loss per share assumes that the shares issued in connection with the Business Combination have been outstanding for the entire period presented and is retroactively adjusted to eliminate the number of shares redeemed for the entire period. The Company has not considered the effect of (a) the warrants to purchase an aggregate of 39,697,360 Class A Ordinary Shares or (b) the 5,031,250 Escrowed Shares in the calculation of diluted net loss per ordinary share, because their inclusion would be anti-dilutive under the treasury stock method.

The following table sets forth the historical comparative share information for Zegna and IIAC on a standalone basis and pro forma combined per share information after giving effect to the Business Combination, based on the following assumptions:

•

Scenario 1—No redemptions: This presentation assumes that no IIAC shareholders exercise redemption rights with respect to their Class A Shares upon consummation of the Business Combination and no additional equity securities of IIAC are issued at or prior to Closing other than the Class A Shares issued in connection with the FPA Purchase;

•

Scenario 2—Maximum redemptions: This scenario assumes that IIAC public shareholders redeem 25,250,000 of the outstanding Class A shares (approximately 62.7% of the outstanding Class A Shares) for their pro rata share of the cash in the Trust Account for aggregate redemption payments of $252.5 million (€212.5 million) at a redemption price of approximately $10.00 per share (€8.42 per share) and no additional equity securities of IIAC are issued at or prior to Closing other than the Class A Shares issued in connection with the FPA Purchase.

The following table summarizes the number of Ordinary Shares outstanding under the two redemption scenarios (excluding the Escrowed Shares from the computation of Ordinary Shares outstanding) for the six months ended June 30, 2021 and the year ended December 31, 2020:

	For the six months ended June 30, 2021
	No Redemption	Maximum Redemptions
Pro forma profit attributable to parent company (in thousands)	€31,548	€31,548
Basic weighted average shares outstanding	249,081,250	223,831,250
Basic earnings per share	€0.13	€0.14
Diluted weighted average shares outstanding	250,015,800	224,765,800
Diluted earnings per share	€0.13	0.14

	For the six months ended June 30, 2021
	No Redemption	Maximum Redemptions
Weighted average shares calculation, basic and diluted
Zegna Shareholders(1)(2)	155,400,000	155,400,000
IIAC Public Shareholders	40,250,000	15,000,000
IIAC Sponsor(3)	27,531,250	27,531,250
PIPE Investors	25,000,000	25,000,000
Management Grants	900,000	900,000

Basic weighted average shares outstanding	249,081,250	223,831,250
Zegna dilutive shares	912,816	912,816

Diluted weighted average shares outstanding	250,015,800	224,765,800

	For the year ended December 31, 2020
	No Redemption	Maximum Redemptions
Pro forma loss attributable to parent company (in thousands)	€(175,591)	€(178,639)
Weighted average shares outstanding, basic and diluted	249,081,250	223,831,250
Loss per share, basic and diluted	€(0.70)	€(0.80)
Weighted average shares calculation, basic and diluted
Zegna Shareholders(1)(2)	155,400,000	155,400,000
IIAC Public Shareholders	40,250,000	15,000,000
IIAC Sponsor(3)	27,531,250	27,531,250
PIPE Investors	25,000,000	25,000,000
Management Grants(4)	900,000	900,000

	249,081,250	223,831,250

(1)	Excludes shares to be issued to certain Zegna Shareholders in connection with the PIPE Financing or as management grants.
(2)	Reflects the Share Repurchase, whereby at the Closing Zegna will repurchase 54,600,000 Ordinary Shares from Monterubello in exchange for the Cash Consideration.
(3)

Includes shares to be issued to the IIAC Sponsor, to the FPA Purchaser and to the Other Class B Shareholders but excludes (i) shares to be issued to them in connection with the PIPE Financing and (ii) the Escrowed Shares, which are subject to release if certain targets are attained, as further described under “Shares Eligible For Future Sale—Escrowed Shares.”

(4)

Includes shares to be issued to Management that are not subject to vesting conditions but excludes shares to be issued to Management which are subject to certain vesting conditions, as further described under “Board of Directors and Senior Management of Zegna After the Business Combination—Zegna Historical Compensation—IPO Performance Bonus”.